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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                SCHEDULE 13D/A-1


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                        VoiceStream Wireless Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    928615103
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                                 (CUSIP Number)

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                               Deutsche Telekom AG
                 Kevin Copp, Head of International Legal Affairs
                            Friedrich-Ebert-Allee 140
                              D-53113 Bonn, Germany
                                 49-228-181-8000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 6, 2000
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             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
                            following box.    |_|



 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)


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      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Deutsche Telekom AG
              IRS Identification Number:  N/A
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                      (b) |X|
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS

              WC  (See Item 3)
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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       |_|

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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Federal Republic of Germany
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                               7       SOLE VOTING POWER
    NUMBER OF                               31,250,000
     SHARES                -----------------------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                                    0
      EACH                 -----------------------------------------------------
   REPORTING                   9       SOLE DISPOSITIVE POWER
     PERSON                                 31,250,000
      WITH                 -----------------------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                                0
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              31,250,000
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   X

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.74%
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     14       TYPE OF REPORTING PERSON

              CO
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     This Amendment No. 1 (this "Amendment") amends and supplements the Schedule
13D filed on August 2, 2000 (the "Schedule 13D") by Deutsche Telekom AG ("DT") with respect to the Common Stock of VoiceStream Wireless Corporation, a Delaware corporation (the "Company"). All capitalized terms used in the Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     On September 6, 2000, DT purchased 3,906,250 shares of Convertible Preferred Stock of the Company pursuant to the Stock Subscription Agreement for an aggregate subscription price of $5 billion.

     On August 25, 2000, Allen & Company and Doug Smith entered into Stockholders Agreements with DT pursuant to which they have agreed not to transfer any of the Common Stock of the Company owned by them, for the periods specified in the Stockholders Agreements. The agreements with such stockholders, Exhibits 19 and 20 hereto, are incorporated by reference herein.

     On August 26, 2000, DT and Powertel, Inc., a Delaware corporation ("Powertel"), entered into an Agreement and Plan of Merger (the "Powertel Merger Agreement") pursuant to which a newly formed wholly-owned Delaware subsidiary of DT would be merged under Delaware law into Powertel (the "Powertel Merger"), with Powertel being the surviving corporation, and all stockholders of Powertel becoming entitled to receive ordinary shares of DT. Pursuant to the Powertel Merger Agreement, among other things, DT has agreed to vote or cause to be voted all shares of the Company that it owns of record or beneficially in favor of the separate merger agreement dated as of August 26, 2000, entered into by the Company and Powertel (the "Company/Powertel Merger Agreement") and, if required, the other transactions referenced in the Company/Powertel Merger Agreement. Pursuant to the Company/Powertel Merger Agreement, if the Merger Agreement and the Powertel Merger Agreement were to terminate, a wholly-owned subsidiary of the Company would be merged into Powertel with Powertel being the surviving corporation. The Powertel Merger Agreement, Exhibit 18 hereto, is incorporated herein by reference.

     The preceding summary of certain provisions of the Powertel Merger Agreement and the Stockholders Agreements referenced herein, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.


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Item 7.  Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by adding the following at the end thereof:


------------------- ------------------------------------------------------------
Exhibit Number      Description
------------------- ------------------------------------------------------------
18                  Agreement and Plan of Merger, dated as of August 26, 2000, between DT and Powertel, incorporated by reference herein
                    from Exhibit 2.1 to Powertel's Current Report on 8-K (File
                    No. 0-23102), dated August 31, 2000. Schedules or similar
                    attachments to this Exhibit have not been filed; upon
                    request, DT will furnish supplementally to the Commission a copy of any omitted schedule.
------------------- ------------------------------------------------------------
19                  Stockholders Agreement between Allen & Company and DT,
                    dated as of August 25, 2000.
------------------- ------------------------------------------------------------
20                  Stockholders Agreement between Doug Smith and DT, dated
                    as of August 25, 2000.
------------------- ------------------------------------------------------------




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                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     September 8, 2000                        DEUTSCHE TELEKOM AG

                                              /s/  Kevin Copp
                                              ----------------------------
                                              By:    Kevin Copp
                                              Title: Head of International Legal
                                                     Affairs


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                                  EXHIBIT LIST

Exhibit Number      Description
--------------      -----------

18 Agreement and Plan of Merger, dated as of August 26, 2000, between DT and Powertel, incorporated by reference herein from Exhibit 2.1 to Powertel's Current Report on 8-K
                    (File No. 0-23102), dated August 31, 2000. Schedules or similar attachments to this Exhibit have not been filed; upon request, DT will furnish supplementally to the Commission a copy of any omitted schedule.

19 Stockholders Agreement between Allen & Company and DT, dated as of August 25, 2000.

20 Stockholders Agreement between Doug Smith and DT, dated as of August 25, 2000.





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